GREAT WHITE ENERGY SERVICES, INC.

14201 Caliber Drive, Suite 300

Oklahoma City, Oklahoma 73134

VIA EDGAR TRANSMISSION

August 24, 2011

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Application for Withdrawal of Great White Energy Services, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-172174)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Great White Energy Services, Inc. (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2011 (File No. 333-172174), as amended by Amendment No. 1 filed with the Commission on May 13, 2011, Amendment No. 2 filed with the Commission on June 8, 2011, Amendment No. 3 filed with the Commission on June 24, 2011, Amendment No. 4 filed with the Commission on July 15, 2011, Amendment No. 5 filed with the Commission on July 20, 2011 and Amendment No. 6 filed with the Commission on July 27, 2011 (as amended, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering at this time. The Registration Statement was not declared effective by the Commission. No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Seth R. Molay, P.C. at Akin, Gump, Strauss, Hauer & Feld, L.L.P. at 214-969-4780.

Sincerely, GREAT WHITE ENERGY SERVICES, INC.

/s/ DAVID W. SPARKMAN
Name:	David W. Sparkman
Title:	Chief Financial Officer and Executive Vice President